EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Twenty-Six Weeks Ended
	June 28, 2015	June 29, 2014
	(In thousands)
Earnings:
Income before income taxes	$686,415	$439,871
Add: Total fixed charges (see below)	21,858	36,163
Less: Interest capitalized	1,960	1,070
Total earnings	$706,313	$474,964

Fixed charges:
Interest(a)	$18,329	$35,105
Portion of noncancelable lease expense representative of interest factor(b)	3,529	1,058
Total fixed charges	$21,858	$36,163

Ratio of earnings to fixed charges	32.31	13.13

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.